UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For April 2, 2026

Commission File Number: 001-41975

ENERGYS GROUP LIMITED

(Translation of registrant’s name into English)

Franklyn House, Daux Road

Billingshurst, West Sussex

RH149SJ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Regaining Compliance with the Bid Price Requirement to Continue Listing on Nasdaq

Energys Group Limited (Nasdaq: ENGS) received a letter on April 2, 2026 (the “Compliance Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that the staff had determined that for the last 10 consecutive business days, from March 19, 2026 to April 1, 2026, the closing bid price of the Company’s Ordinary Shares had been at $1.00 per share or greater. The Compliance Letter further stated that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and that this matter is now closed.

“We are pleased that the Company has regained compliance with the Bid Price Requirement because we recognize the value to our shareholders of the Nasdaq listing and intend to continue to meet the Bid Price Requirement,” stated Mr. Kevin Cox, the Chief Executive Officer and an executive director of Energys.

The Company has not yet received notice of having regained compliance with the $35 million minimum market value of listed shares requirement of Listing Rule 5550(b)(2), although management of the Company believes that the market value of the Company’s listed shares has been above $35 million for at least the last 10 consecutive business days.

The Compliance Letter attached to this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit No.	Description
99.1	Letter Dated April 2, 2026 from the Listing Qualifications Department of The Nasdaq Stock Market LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 14, 2026	ENERGYS GROUP LIMITED

	By:	/s/ Kevin Cox
	Name:	Kevin Cox
	Title:	Chief Executive Officer and Director